                                                                      Exhibit 11

                        NEW YORK COMMUNITY BANCORP, INC.

                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

                                                       Three Months Ended     Nine Months Ended
                                                         September 30,          September 30,
(in thousands, except per share data)                    2001     2000(1)      2001     2000(1)
-----------------------------------------------------------------------------------------------
Net income                                             $15,607     $7,785    $61,946    $23,149

Weighted average common shares outstanding              85,250     38,860     68,862     40,040

Earnings per common share                                $0.18      $0.20      $0.90      $0.58

Weighted average common shares outstanding              85,250     38,860     68,862     40,040

Additional dilutive shares using average market
   value for the period when utilizing the treasury
   stock method regarding stock options                  2,418        502      1,970        449
                                                       -------    -------    -------    -------

Total shares for diluted earnings per share             87,668     39,362     70,832     40,489
                                                       =======    =======    =======    =======

Diluted earnings per common share
   and common share equivalents                          $0.18      $0.20      $0.87      $0.57
                                                       =======    =======    =======    =======

(1) Share amounts for the year 2000 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.


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